Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Great China Mining Inc.
Commission File Number: 000-26217

The following press releases filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K was filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated August 29, 2006	August 30, 2006
Press Release dated September 1, 2006	September 8, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China have filed relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus contains important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684.6365	Vancouver, BC V6C 3E2
Fax 604 684.8092	Tel	604 641.1366
Toll Free 1 800 667.2114	Fax	604 641.1377
www.continentalminerals.com	www.greatchinamining.com

XIETONGMEN PROJECT UPDATE
Metallurgical lock cycle testing gives +90% copper recovery, excellent gold and silver credits with conventional flotation

August 29, 2006, Vancouver, BC – Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce an update on metallurgical studies for the Xietongmen Copper-Gold Project. The Xietongmen property is located 240 kilometres from the city of Lhasa in Tibet, People’s Republic of China.

Continental is the operator of the project, and owns 60% of the parent company that holds 100% of the Xietongmen property. The companies are also progressing through the necessary requirements to merge, and unify 100% ownership of Xietongmen and surrounding exploration properties under Continental.

Drilling in 2005 has outlined a porphyry copper-gold deposit with significant mineral resources at Xietongmen. The deposit is characterized by continuous mineralization hosted, largely, by volcanic rocks adjacent to a quartz diorite intrusion. The mineralization demonstrates an overall vertical zonation that is common for deposit of this type. Three main zones are recognized: supergene or enriched (secondary) copper zone, transition or mixed zone, and hypogene or primary copper zone, with three sub-zones – upper, middle, and lower – within the primary copper zone, for a total of five mineralized zones.

The sampling program carried out in 2006 comprises the preparation of five overall composites representing the five mineralized zones and fifty-four variability composites to verify geological continuity and grade variability through out the deposit. Metallurgical testwork is being carried out at SGS Lakefield Research Limited’s laboratory located in Lakefield, Ontario, under the supervision of independent consultants from Melis Engineering Ltd., and Aker Kvaerner E&C. Graham Holmes, P.Eng., of Aker Kvaerner is the independent qualified person for the program.

In the 2006 program, batch flotation tests are being carried out on all composite samples to determine the optimum flotation conditions and establish the mill flowsheet. This includes testing for the best grind size and reagents (including reagents readily available in China) to achieve the highest metal recoveries. Lock cycle tests using optimum flotation conditions have been completed on the overall composites representing the five zones of mineralization.

Excellent copper, gold and silver recoveries have been achieved on all the different mineralization types as summarized in the table below, with the slightly lower copper recovery on the supergene (less than 10% of the deposit) reflecting the presence of secondary copper minerals.

XIETONGMEN PROJECT
LOCK CYCLE TESTS - PROJECTED RECOVERIES TO 25% CONCENTRATE
Mineralization	Calculated Head Grade*			Concentrate Grade			Recovery in %
	%Cu	Au g/t	Ag g/t	%Cu	Au g/t	Ag g/t	Cu	Au	Ag
Supergene	0.59	0.40	2.62	25.0	12.6	94.6	86.5	64.0	73.8
Transition	0.41	0.73	5.06	25.0	32.3	264	92.5	66.5	78.5
Upper Hypogene	0.59	0.90	5.62	25.0	27.9	210	93.5	68.0	82.0
Middle Hypogene	0.51	0.81	6.75	25.0	29.0	298	95.0	70.0	86.0
Lower Hypogene	0.44	0.69	4.98	25.0	29.9	257	92.8	70.5	84.0

*Calculated head grade represents the grade of the samples tested.

Results show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation, without the need for sodium cyanide, to produce a 25% Cu concentrate containing, beside 25% Cu, 30 g Au/t (close to 1 oz/ton of gold) and 260 to 300 g Ag/t (approximately 8 to 10 oz/ton of silver).

President and CEO Gerald Panneton said:

“Excellent progress is being made on the metallurgical studies for Xietongmen. Work so far has demonstrated that a simple flowsheet using a conventional flotation process provides excellent recoveries of copper, gold and silver from the Xietongmen deposit. Of particular note is the substantial gold and silver that will be recovered from the deposit and report to the concentrate for smelting and refining, providing additional value from metal sales. This valuable by-product is expected to offset a significant part of the cost of the treatment of the concentrate.”

A comprehensive program is underway in 2006 that encompasses extensive drilling, engineering, environmental and socioeconomic studies, and community and stakeholder engagement activities are underway. The objective is to collect the data necessary for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation	Great China Mining Inc.
Tel: 604 684•63656365	Tel: 604 641•63651366
Toll Free 1 800 667•63652114	www.greatchinamining.com
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684•63656365
Fax 604 684•63658092
Toll Free 1 800 667•63652114
www.continentalminerals.com

CONTINENTAL CLOSES CONVERTIBLE NOTE FINANCING

September 1, 2006, Vancouver, BC – Continental Minerals Corporation (“Continental” or the “Company”) (TSX.V-KMK; OTC.BB-KMKCF) announces that it has now received the gross proceeds of the $11.5 million Convertible Secured Note (the “Note”) financing with Taseko Mines Limited (“Taseko”).

Pursuant to the Note, Taseko has the right to convert the principal then outstanding, plus a 5% premium, into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Interest, at the rate of 16% per annum, is payable in cash, or at Taseko’s election, in Continental common shares based upon the higher of $1.58 and the five day volume weighted average of the closing price of Continental’s shares at the time the interest payment is due. The Note further provides certain rights to participate in future financings and is secured, the details of which are set out in Continental’s news release of August 25, 2006. Any Continental shares issued pursuant to conversion of the Note or for payment of interest will be subject to a four month hold period to January 1, 2007.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation
Tel 604 684•63656365
Toll Free 1 800 667•63652114
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Continental’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.